BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053


06018901

November 29, 2006

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

SUPPL

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release issued yesterday with respect to the financial results of Bombardier Inc. for the third quarter ended October 31, 2006 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,



Roger Carle
Corporate Secretary

RC/gd
Encl.



c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

F:\DATA\legal\COMMISSIONS\USA-SEC\2006\Sec Exch comm - comm third. rap tri.doc 11/29/2006 8:58 AM

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES INCREASED PROFITABILITY FOR THE THIRD QUARTER ENDED OCTOBER 31, 2006

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **Net income of $74 million, compared to a loss of $9 million last year**
- **EPS of $0.04 (EPS from continuing operations of $0.03), compared to a loss of $0.01 (EPS from continuing operations before special items of $0.01) last year**
- **New order intake of $2.8 billion at Bombardier Transportation**
- **Net orders of 95 aircraft and deliveries of 73 aircraft at Bombardier Aerospace**
- **Issuance of €1.9 billion ($2.4 billion) of senior notes completed in November**

Montréal, Nov. 29, 2006 – Bombardier today released financial results for the third quarter of fiscal year 2007 showing improvements in profitability for the Corporation. Net income reached $74 million for the quarter ended October 31, 2006, compared to a loss of $9 million last year. Earnings before income taxes (EBT) from continuing operations amounted to $55 million for the third quarter, compared to $22 million before special items for the same period last year (a loss of $3 million after special items). Earnings per share (EPS) was $0.04 (EPS from continuing operations of $0.03), compared to a loss of $0.01 (EPS from continuing operations before special items of $0.01) for the same period last year. The overall order backlog reached $35 billion, a $3.4 billion increase since year-end.

"At Bombardier Transportation, EBIT margin increased and we had an impressive $2.8 billion in new orders. This is compelling evidence that the group is indeed becoming more efficient and competitive," said Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc. "The productivity improvement measures put in place at Bombardier Aerospace should enable the group to better position itself in a challenging environment. While the regional jet market remains tough, the turboprop and business jet segments are showing sustained demand. The overall improvement in Bombardier's profitability indicates that our continued focus on managing costs and sharpening execution are generating positive results," he said.

The Corporation also undertook a comprehensive refinancing plan during the third quarter, which included tender offers of certain notes, a new issue of senior notes, as well as bank line renewals. The €1.9-billion issue of senior notes, which successfully closed in November, is one of the largest euro-denominated corporate issues ever completed.

Bombardier Aerospace

Earnings before financing income, financing expense and income taxes (EBIT) totalled $43 million, compared to $31 million for the same period last fiscal year. The EBIT margin also improved reaching 2.3%, compared to 1.7% for the corresponding period last year. The total number of aircraft deliveries remained stable at 73 deliveries, compared to 74 for the same period last fiscal year, despite a labor strike at the Learjet plant in Wichita. The Aerospace group recorded an increase in net orders during the three-month period ended October 31, 2006 with 95 net orders, compared to 53 during the same period last year.

At business aircraft, a healthy order intake of 57 aircraft for the quarter underscores the market's continued strength. During the past quarter, the *Challenger 605* aircraft received type certification from Transport Canada (TC), the European Aviation Safety Agency (EASA), and the U.S. Federal Aviation Administration (FAA), and the group delivered the first green *Challenger 605* aircraft.

Major restructuring within the U.S. airline industry continues impacting the regional aircraft market for all manufacturers. Bombardier Aerospace proactively adjusted its production schedule by aligning regional aircraft production with demand. The group reduced its production rate of the *CRJ700/900* aircraft, while ramping up production of 70-seat *Q400* turboprops, which continue to enjoy strong favour within today's cost-sensitive markets.

New orders from Northwest Airlines for 36 *CRJ900* aircraft and from My Way Airlines of Italy for 19 *CRJ900* aircraft testify to the market's migration toward larger Bombardier regional jets and to the group's determined sales efforts. These contracts, as well as Frontier Airlines' order for 10 *Q400* turboprops, are enduring reminders that the group's regional aircraft offer the industry's most compelling economics. Bombardier Aerospace's total order backlog reached $11.6 billion at the end of the third quarter, compared to $10.7 billion at year-end.

Bombardier Transportation

Bombardier Transportation's EBIT improved again this quarter, reaching $62 million from $39 million before special items for the same period last fiscal year. This translates into an EBIT margin of 4% for the third quarter, compared to 2.6% before special items for the same period last year.

Bombardier Transportation's new order intake reached $2.8 billion during the third quarter, resulting in a book-to-bill ratio of 1.8, while the total order backlog stood at $23.4 billion at the end of the third quarter. Ongoing efforts to hone the group's operational competitiveness resulted in the signing of a landmark contract with the Gauteng Provincial Government of South

Africa for a rapid rail transit system and a 15-year maintenance agreement, valued at approximately $1.7 billion. Bombardier Transportation was also awarded a significant contract by Transport for London (TfL) for *Electrostar* electric multiple unit cars, along with a maintenance and services agreement of 7.5 years, valued at approximately $425 million.

In November 2006, Société Nationale des Chemins de fer Français (SNCF) reiterated its confidence in Bombardier Transportation by awarding a contract for the supply of new regional trains for its Greater Paris/Île-de-France suburban network. The initial order includes 172 trains valued at approximately $1.8 billion, with an option for an additional 200 trains valued at approximately $1.7 billion.

Also in November 2006, Bombardier Transportation received an order valued at approximately $605 million for 112 high-capacity trains, AGC type, from the SNCF.

Financial highlights
(unaudited, in millions of U.S. dollars, except per share amounts, which are shown in dollars)

	Three-month periods ended October 31					
			2006			2005
	BA	BT	Total	BA	BT	Total
Revenues	$ 1,841	$ 1,547	$ 3,388	$ 1,789	$ 1,512	$ 3,301
Cost of sales	1,586	1,333	2,919	1,523	1,319	2,842
Margin	255	214	469	266	193	459
Operating expenses	107	128	235	125	125	250
EBITDA before special items	148	86	234	141	68	209
Amortization	105	24	129	110	29	139
EBIT before special items	43	62	105	31	39	70
Special items	-	-	-	-	25	25
EBIT	$ 43	$ 62	105	$ 31	$ 14	45
Financing income[1]			(31)			(39)
Financing expense[1]			81			87
EBT from continuing operations			55			(3)
Income tax expense (recovery)[1]			2			(2)
Income (loss) from continuing operations			53			(1)
Income (loss) from discontinued operations, net of tax			21			(8)
Net income (loss)			$ 74			$ (9)
Basic and diluted earnings (losses) per share						
From continuing operations before special items			$ 0.03			$ 0.01
Net income (loss)			$ 0.04			$ (0.01)
Segmented free cash flow	$ 18	$ (142)	$ (124)	$ 470	$ (127)	$ 343
Income taxes and net financing expense[1]			7			-
Free cash flow			$ (117)			$ 343

	Nine-month periods ended October 31					
			2006			2005
	BA	BT	Total	BA	BT	Total
Revenues	$ 5,672	$ 4,757	$ 10,429	$ 5,687	$ 5,004	$ 10,691
Cost of sales	4,842	4,120	8,962	4,849	4,395	9,244
Margin	830	637	1,467	838	609	1,447
Operating expenses	352	392	744	363	400	763
EBITDA before special items	478	245	723	475	209	684
Amortization	314	76	390	316	83	399
EBIT before special items	164	169	333	159	126	285
Special items	-	24	24	-	51	51
EBIT	$ 164	$ 145	309	$ 159	$ 75	234
Financing income[1]			(109)			(104)
Financing expense[1]			257			265
EBT from continuing operations			161			73
Income tax expense[1]			30			23
Income from continuing operations			131			50
Income from discontinued operations, net of tax			25			113
Net income			$ 156			$ 163
Basic and diluted earnings per share						
From continuing operations before special items			$ 0.08			$ 0.04
Net income			$ 0.08			$ 0.08
Segmented free cash flow	$ 43	$ (348)	$ (305)	$ 430	$ (356)	$ 74
Income taxes and net financing expense[1]			(205)			(189)
Free cash flow			$ (510)			$ (115)

BA: Aerospace; BT: Transportation.
[1] Income taxes and net financing expense are not allocated to segments.

FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED OCTOBER 31, 2006

ANALYSIS OF RESULTS

Consolidated results

Consolidated revenues totalled $3.4 billion for the third quarter ended October 31, 2006, compared to $3.3 billion for the same period last year. For the nine-month period ended October 31, 2006, consolidated revenues reached $10.4 billion compared to $10.7 billion for the same period last year. The $87-million increase for the three-month period mainly reflects increased deliveries of the larger regional jets and turboprops, the favourable mix and improved selling prices for business aircraft and higher services and system and signalling revenues in Transportation, partially offset by lower selling prices for regional aircraft and decreased mainline revenues in Transportation. The $262-million decrease for the nine-month period mainly reflects decreased mainline revenues in the United Kingdom (U.K.) and Germany in Transportation and lower deliveries of regional jets, mainly *CRJ200* aircraft, partially offset by increased deliveries of, and improved selling prices for business aircraft and higher services and system and signalling revenues in Transportation.

EBT from continuing operations before special items, related to the Transportation restructuring plan initiated in fiscal year 2005, for the three-month period ended October 31, 2006 amounted to $55 million, compared to $22 million for the same period last year. For the nine-month period ended October 31, 2006, EBT from continuing operations before special items amounted to $185 million, compared to $124 million for the same period last fiscal year. These increases result from a higher EBIT margin in Transportation, mainly due to improvements in contract execution and the positive impact of restructuring initiatives. In addition, the EBT from continuing operations for the three-month period reflects an improvement in the EBIT margin in Aerospace.

EBT from continuing operations amounted to $55 million for the third quarter of fiscal year 2007, compared to a loss of $3 million for the same period the previous year. For the nine-month period ended October 31, 2006, EBT from continuing operations amounted to $161 million, compared to $73 million for the corresponding period last year.

Income from continuing operations before special items, net of tax totalled $53 million, or $0.03 per share, for the third quarter ended October 31, 2006, compared to $22 million, or $0.01 per share, for the same period last year. Net income was $74 million, or $0.04 per share, for the third quarter of fiscal year 2007, compared to a loss of $9 million, or $0.01 per share, for the same period the previous year.

For the nine-month period ended October 31, 2006, income from continuing operations before special items, net of tax, totalled $153 million, or $0.08 per share, compared to $92 million, or $0.04 per share, for the same period the previous year. Net income was $156 million, or $0.08 per share, for the nine-month period ended October 31, 2006, compared to $163 million, or $0.08 per share, for the same period the previous year.

As at October 31, 2006, Bombardier's order backlog was $35 billion, compared to $31.6 billion as at January 31, 2006. The $3.4-billion increase is due to a higher order intake compared to revenues recorded for Transportation and business aircraft, and a positive currency impact on the order backlog in Transportation, mainly arising from the strengthening of the euro and the pound sterling compared to the U.S. dollar, amounting to approximately $830 million.

Bombardier Aerospace

- **Revenues of $1.8 billion**
- **EBITDA of $148 million**
- **EBIT of $43 million**
- **Free cash flow of $18 million**
- **Order backlog of $11.6 billion**
- **Net orders of 95 aircraft and deliveries of 73 aircraft**
- **Reduction in the production rate for the *CRJ700/900* aircraft**
- **The *Challenger 605* aircraft received TC, EASA and FAA type certification**

Bombardier Aerospace's revenues amounted to $1.8 billion for the three-month periods ended October 31, 2006, and 2005.

Margin amounted to $255 million, or 13.9% of revenues, for the three-month period ended October 31, 2006, compared to $266 million, or 14.9%, for the same period the previous year. The one percentage-point decrease is mainly due to the negative impact of severance and other involuntary termination costs, lower margins on the sale of regional jets and lower deliveries of business aircraft, partially offset by the positive impact of achieved cost savings, mainly for business aircraft that led to a revision of cost estimates, the favourable mix and improved selling prices for business aircraft, higher margin on spare parts sales and increased margins on turboprops.

Earnings before financing income, financing expense, income taxes, depreciation and amortization (EBITDA) amounted to $148 million, or 8% of revenues, for the three-month period ended October 31, 2006, compared to $141 million, or 7.9%, for the same period last year. EBIT amounted to $43 million, or 2.3% of revenues, for the third quarter ended October 31, 2006, compared to $31 million, or 1.7%, for the same period the previous year.

For the quarter ended October 31, 2006, aircraft deliveries totalled 73, compared to 74 for the same period the previous year. The 73 deliveries consisted of 42 business aircraft (48 aircraft for the corresponding period last fiscal year) and 31 regional aircraft (26 aircraft for the corresponding period last fiscal year). The decrease in business aircraft deliveries reflects lower deliveries of *Learjet 45 XR* and *Learjet 60* aircraft, mainly due to a strike at the Learjet facility in Wichita and lower deliveries of the *Challenger 604* aircraft due to the transition to the new *Challenger 605* aircraft. The increase in regional aircraft deliveries reflects a shift in demand towards larger regional jets and turboprops, partially offset by a decline in smaller regional jets (*CRJ200* aircraft).

Bombardier received 57 net orders for business aircraft, during the three-month period ended October 31, 2006, compared to 58 net orders during the same period last fiscal year. The order intake remains strong and is consistent with the continued strength of the business aircraft market. For the quarter ended October 31, 2006, Bombardier received 38 net orders for regional aircraft net of the removal of 30 aircraft as a result of an agreement reached with U.S. Airways, compared to five net cancellations for the same period last year. Net orders for the quarter included an order for 36 *CRJ900* aircraft from Northwest Airlines of U.S. valued at approximately $1.35 billion; 19 *CRJ900* regional jets from My Way Airlines of Italy valued at approximately $702 million and for 10 *Q400* turboprops from Frontier Airlines of U.S. valued at approximately $257 million.

Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) amounted to $18 million for the three-month period ended October 31, 2006, compared to $470 million for the same period the previous year. The free cash flow for the three-month period ended October 31, 2005, was positively impacted by the closing of the RASPRO securitization.

As at October 31, 2006, the Aerospace order backlog totalled $11.6 billion, compared to $10.7 billion as at January 31, 2006. The increase in the order backlog is mainly due to higher order intake compared to revenues recorded for business aircraft.

Bombardier Transportation

- **Revenues of $1.5 billion**
- **EBITDA of $86 million**
- **EBIT of $62 million**
- **Free cash flow use of $142 million**
- **New order intake totalling $2.8 billion (book-to-bill ratio of 1.8)**
- **Order backlog of $23.4 billion**

Bombardier Transportation's revenues amounted to $1.5 billion for the three-month periods ended October 31, 2006 and 2005.

Margin amounted to $214 million, or 13.8% of revenues, for the three-month period ended October 31, 2006, compared to $193 million, or 12.8%, for the same period the previous year. The one percentage-point increase is mainly due to improvements in contract execution and the positive impact of the restructuring initiatives.

EBITDA amounted to $86 million, or 5.6% of revenues, for the three-month period ended October 31, 2006, compared to $68 million before special items, or 4.5%, for the same period last year. EBIT totalled $62 million, or 4% of revenues, for the third quarter ended October 31, 2006, compared to $39 million before special items, or 2.6%, for the same quarter the previous year.

Free cash flow use amounted to $142 million for the three-month period ended October 31, 2006, compared to a use of $127 million for the same period last fiscal year.

Order intake during the three-month period ended October 31, 2006, totalled $2.8 billion, an increase of $700 million compared to the same period last fiscal year. Major orders were for a fleet of 96 *Electrostar* vehicles and for signalling and maintenance from Gauteng Provincial Government of South Africa, valued at approximately $1.7 billion and for 152 *Electrostar* electric multiple unit cars and maintenance from Transport of London of U.K., valued at approximately $425 million.

Bombardier Transportation's order backlog totalled $23.4 billion as at October 31, 2006, compared to $20.9 billion as at January 31, 2006. The increase in the value of the order backlog is mainly due to higher order intake compared to revenue recorded and reflects the net positive currency adjustment, amounting to approximately $830 million. The net positive currency adjustment results mainly from the strengthening of the euro and the pound sterling compared to the U.S. dollar as at October 31, 2006 compared to January 31, 2006.

DIVIDENDS ON PREFERRED SHARES

Series 2 Preferred Shares
A monthly dividend of $0.1250 Cdn per share on Series 2 Preferred Shares has been paid on September 15, October 15, and November 15, 2006.

Series 3 Preferred Shares
A quarterly dividend of $0.34225 Cdn per share on Series 3 Preferred Shares is payable on January 31, 2007 to the shareholders of record at the close of business on January 19, 2007.

Series 4 Preferred Shares
A quarterly dividend of $0.390625 Cdn per share on Series 4 Preferred Shares is payable on January 31, 2007 to the shareholders of record at the close of business on January 19, 2007.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information

Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Director, Investor Relations
+514-861-9481

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective Management's Discussion and Analysis ("MD&A") sections of the Corporation's aerospace segment ("Aerospace") and the Corporation's transportation segment ("Transportation") in the Corporation's annual report for fiscal year 2006.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed term commitments, human resource risks and environmental risks), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks, including currency, interest rate and commodity pricing risk). See Risks and Uncertainties in the MD&A section of Bombardier Inc.'s annual report for fiscal year 2006 for further information. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this press release and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on EBITDA, EBIT, EBT and EPS from continuing operations before special items as well as on Free Cash Flow. These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its Consolidated Financial Statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are related to Transportation's restructuring plan initiated in fiscal year 2005. Management views these items as potentially distorting the analysis of trends.